

Mail Stop 4546

June 29, 2017

Erik M. Helding
Executive Vice President and Chief Financial Officer
CNO Financial Group, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032

> **Re: CNO Financial Group, Inc.
> Form 10-K for Fiscal Year Ended December 31, 2016
> Filed February 21, 2017
> File No. 001-31792**

Dear Mr. Helding:

We have reviewed your filing and have the following comment. In of our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
5. Liabilities for Insurance Products, page 167

1. Please provide us an analysis explaining why disclosures for your health insurance, as mandated by ASU 2015-09, are not required. In particular, your disclosure on page 109, which states that you sell short-term insurance products such as Medicare supplement insurance, appears to indicate that these products are within the scope of this guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountants Ibolya Ignat at (202) 551-3636 or Frank Wyman at (202) 551-3660 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance